Exhibit 99.(B)

December 19, 2005

MEMORANDUM

Re:          New York Stock Exchange’s Rule
Changes Restricting Shareholder Rights

On behalf of Relational Investors LLC (“Relational”), we are writing to request a determination by the Securities and Exchange Commission (the “Commission”) that the New York Stock Exchange (the “Exchange”) has invalidly adopted two amendments to its rules on shareholder voting rights.(1)  These amendments, which significantly impair shareholder rights, are invalid because the Exchange neither sought nor obtained the Commission’s prior approval as required by Section 19(b)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”).(2)

The Exchange has adopted the amendments by authorizing Sovereign Bancorp, Inc. (“Sovereign”) to implement its proposed transaction with Banco Santander Central Hispano, S.A. (“Santander”) without a shareholder vote.(3)  The transaction is described in an Investment Agreement, dated as of October 24 and

(1)           See the Exchange’s Listed Company Manual (the “Manual”), ¶ 312.

(2)           As an alternative to a determination that the Exchange amended its rules without Commission authorization, and thereby violated Section 19(b)(1) of the Exchange Act, the Commission could conclude that the Exchange violated Section 19(g)(1) of the Act by failing to enforce its rules.  As the Commission recently held, a self-regulatory organization (an “SRO”) violates Section 19(g)(1) “when it fails to be vigilant in effectively addressing issues that could involve violations of its own rules.”  In re National Stock Exchange, SEC Rel. No. 34-51714 (May 19, 2005).

(3)           See the Exchange’s letters to (i) counsel for Sovereign, dated November 23, 2005 (the “November 23 Letter”) and (ii) counsel for Relational, dated December 14, 2005 (the “December 14 Letter”).

amended as of November 22, 2005 (the “Investment Agreement”), between Sovereign and Santander.  The Exchange’s determination was reached despite the facts that:

•              Sovereign committed to issue more than 20% of its outstanding shares to Santander — in violation of Paragraph 312.03(c) of the Manual; and

•              Various provisions in the Investment Agreement (in its original form and as amended) provide Santander with “control” over Sovereign as that term has been consistently interpreted for diverse regulatory purposes — in violation of Paragraph 312.03(d) of the Manual.

The first amendment relates to the Exchange’s rule requiring a shareholder vote for the issuance of shares at a level of 20% or greater of outstanding shares (approximately 16.7% of pro forma shares).(4)  Although Santander’s purchase of shares from Sovereign indisputably exceeds this 20% limit, the Exchange authorized Sovereign to proceed without a shareholder vote.  The Exchange reached this conclusion based on a view that the issuance of treasury shares, as opposed to newly issued shares, should not be included when calculating compliance with the 20% rule (a “Treasury Share Exception”).

Such an exception, which has never been formally promulgated as a rule or amendment by the Exchange, is inconsistent with: (i) the plain language of the rule; (ii) the Exchange’s own definition of treasury shares; (iii) the Exchange’s stated rationale for the rule; (iv) the regulatory history of the rule; (v) logic; and (vi) fundamental principles of shareholder democracy.(5)  Moreover, such an

(4)           See Manual, ¶ 312.03(c).

(5)           As discussed below, and as repeatedly referenced in Relational’s original ruling request to the Exchange dated November 8, 2005, we do not dispute the fact that the Exchange has informally advised issuers and their counsel from time to time that the Exchange would permit transactions to proceed based on some modest exception for the use of treasury shares.  However, such actions by the Exchange cannot serve as proper promulgation of a rule change or interpretation pursuant to Section 19 of the Exchange Act.

exception would make a total mockery of the rule.  As Professor John Coffee, one of the country’s leading corporate governance experts, accurately described the Treasury Share Exception: “[I]t creates not a small loophole, but a loophole the size of the Washington Square Arch”.(6)

The second amendment relates to the Exchange’s rule requiring a shareholder vote for the issuance of shares in a transaction that involves a change of control of the issuer.(7)  In the November 23 Letter, the Exchange concluded that, as a result of various amendments to the Investment Agreement, the transactions contemplated by the Investment Agreement would not result in a change of control, although the transaction as originally structured did involve a change of control.(8)

Such a conclusion is directly at odds with the relevant regulatory and judicial precedent regarding the issue of control.  As a result, the Exchange must have adopted a specialized, and very limited, definition of control (the “Special Control Definition”).  Such a special definition, which has never been published or publicized by the Exchange, is inconsistent with: (i) the relevant precedent; (ii) the actual facts; (iii) the regulatory history of the rule; (iv) the Exchange’s own rationale for the rule; and (v) fundamental principles of shareholder democracy.

(6)           Investors Seen Taking Fight with Sovereign to SEC, American Banker, at 2 (November 7, 2005).

(7)           See Manual, ¶ 312.03(d).

(8)           The Exchange has indicated that it worked closely with Sovereign in revising the Investment Agreement.  “We understand that the parties have agreed among themselves to certain amendments to the original investment terms to address the concerns we raised in the course of discussions with [Sovereign], and that these changes are principally reflected in the Amendment submitted to us for further review.”  November 23 Letter, at 1 (emphasis added).

Neither of these amendments was approved by the Commission under Section 19(b) of the Exchange Act.  Therefore, they are null and void under Sections 19(b)(1) and 19(g)(1).

It is telling that the Exchange has not disputed — presumably because it cannot — much of the legal analysis presented by Relational.(9)  Nor does the Exchange dispute Relational’s position that the impact of the Exchange’s position is to render its rules largely meaningless, or that the Exchange’s determination sharply reduces, rather than enhances, shareholder democracy and corporate governance.

We also submit that the Exchange’s adoption of a Treasury Share Exception and the Special Control Definition violates Section 6(b)(5) of the Exchange Act.  That Section requires rules of an SRO to be designed “to protect investors and the public interest”.  As demonstrated by the unique outpouring of comments to the Exchange urging a shareholder vote on the Sovereign-Santander transaction, these two rule changes by the Exchange in fact strip investors of protection.  These two rule changes enable a listed company to engage in a transformational transaction, issue shares well in excess of 20% of its outstanding shares and turn over control to a third party — all without a shareholder vote.  They do so irrespective of whether, as is the case here, the board of the listed company (Sovereign) has placed itself in a conflicted position(10) and has failed to follow even the most basic of practices, such as obtaining a fairness opinion.

(9)           A discussion of the arguments that the Exchange has asserted is presented on pages 11-20.

(10)         For example, as originally structured, the Investment Agreement provided that the Sovereign directors would receive a 10-year employment contract in the event of a Santander acquisition of Sovereign.  See Section 9.02(a) of the Investment Agreement prior to the November 22, 2005 amendment.

In summary, these two rule changes are fundamental.  They enable companies to readily evade the Exchange’s stated policy regarding shareholder rights as embodied in properly adopted rules.  Accordingly, it is the Commission, and the Commission alone, that can protect both the rights of the Sovereign shareholders and our capital markets.  As numerous observers have recognized, this is a test case — of an SRO’s fidelity to its own rules and fundamental principles of corporate governance and shareholder democracy.  As the Financial Times wrote on November 24, 2005:

It is never a pleasant sight when regulators sanction an outrageous deal.  The New York Stock Exchange has done just that, by allowing Sovereign Bancorp to sell 19.8 per cent of itself to Spain’s Grupo Santander.  The tweaks it insisted on eliminate some of the more disgraceful provisions . . .  What remains, however, is still a thinly veiled attempt to disenfranchise current shareholders and erode Sovereign’s appeal as a takeover target, so that management at the Pennsylvania bank can continue its spending spree . . .  Notably, Santander would retain many trappings of control, without Sovereign even bothering to ask its shareholders for approval.(11)

Unless the Commission intervenes, an irreversible precedent will have been established.  Undoubtedly this precedent would serve as a roadmap for other listed companies to disenfranchise shareholders by circumventing shareholder approval – thereby reversing the Commission’s efforts in corporate governance over the last decade.

(11)         Santander/Sovereign, Financial Times (November 24, 2005) at 22.

Analysis

I.              SEC Approval Is Required for Rule Changes by the Exchange

Section 19 of the Exchange Act clearly requires that an SRO, such as the Exchange, receive the approval of the Commission for any change in the SRO’s rules.  The SRO must file “any proposed change in, addition to or deletion from” its rules, and the change shall not take effect unless approved by the Commission.(12)  The Commission, in turn, must solicit comments on the proposed rule change, as required by the Administrative Procedure Act, before deciding whether to approve, disapprove or modify the proposed rule change.

As the Commission has made clear, the concept of a rule change is defined very broadly,(13) and conversely, an SRO’s discretion in changing its rules by interpretation is extremely limited.  Exchange Act Rule 19b-4(c) provides that a “stated policy, practice, or interpretation of the self-regulatory organization shall be deemed to be a proposed rule change unless: (1) it is reasonably and fairly implied by an existing rule . . . .”  The Exchange has previously acknowledged this broad concept of a rule change in the specific context of Paragraph 312.  The Exchange has submitted to the Commission for approval changes in Paragraph 312 that would “revise threshold requirements,” “provide definitions” or “[provide] exceptions”.(14)

(12)         Section 19(b)(1) of the Exchange Act.

(13)         The Exchange does not dispute this proposition.

(14)         SEC Rel. No. 34-25944 (July 26, 1988).

II.            The Exchange’s “Treasury Share Exception”
Constitutes a Rule Change

A.            The 20% Rule

Under the express terms of Paragraph 312.03(c), a listed company is required to obtain shareholder approval for the issuance of 20% or more of its outstanding common shares.  Shareholder approval is required if:

(1)           the common stock has, or will have upon issuance, voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock; or

(2)           the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20 percent of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock.(15)

Paragraph 312.03(c) makes clear that the 20% test is to be measured against the pre-transaction voting rights and outstanding shares.(16)  As the Commission stated in approving the current version of Paragraph 312.03, “any such issuances of securities, other than a public offering for cash, would require shareholder approval if the securities issued represented 20% or more of the outstanding voting power or shares outstanding prior to the issuance.”(17)

This 20% rule is designed to protect the rights of shareholders and fundamental principles of corporate democracy.  As the Exchange and the

(15)         Manual ¶ 312.03(c) (emphasis added).

(16)         The Exchange fully understood that this calculation produced a tighter limit than a pro forma calculation.  It initially proposed to make the standard “25% of the amount of outstanding or voting power before the issuance”, precisely because that would translate into a 20% interest post-issuance.  SEC Rel. No. 34-25944 (July 26, 1988).  The Exchange later amended its proposed rule to lower the standard to 20%, recognizing that the pro forma acquisition of less than 20% still may require a vote under the control rule (Manual, ¶ 312.03(d)).  See SEC Rel. No. 34-26959 (June 28, 1989) and SEC Rule No. 34-27035 (July 14, 1989).

(17)         SEC Rel. No. 34-27035 (July 14, 1989) (emphasis added).

Commission have each made clear, the singular purpose of Paragraph 312.03(c) is to ensure that the shareholders determine whether a listed company may undertake a sale of stock that significantly dilutes existing shareholders’ economic or voting rights.(18)  Paragraph 312.03(c) reflects the fact that significant dilution occurs when a stock sale represents 20% or more of the pre-sale outstanding voting stock.

In view of this objective, the manner in which dilution is accomplished — whether by the sale of newly issued stock or reissued treasury stock — is of no relevance whatsoever.(19)  Here, there is no dispute that Santander will acquire substantially more than 20% of the pre-transaction common stock and voting power of Sovereign.  That should be the end of the inquiry — the Sovereign shareholders are entitled to vote on the proposed transaction.  The Commission has expressly stated that Paragraph 312.03(c) is designed to prevent perceived loopholes in its shareholder approval policy “from being used by issuers to avoid a shareholder vote when placing large blocks of stock with a particular purchaser.”(20)  The Santander transaction was specifically structured – and later restructured – to take advantage of such a loophole.

B.            Violation of the 20% Rule

As mentioned, the number of shares of common stock to be issued by Sovereign to Santander indisputably exceeds 20% of the outstanding shares of common stock prior to issuance.  The Exchange itself recognized this point in the

(18)         SEC Rel. No. 34-25944 (July 26, 1988).

(19)         The Exchange does not dispute this proposition.

(20)         SEC Rel. No. 34-39098 (September 26, 1997).

November 23 Letter (“we find that no shareholder approval of the revised initial issuance to Santander of 19.8% (post-investment) .. . . is required . . .” (emphasis added)).(21)  In permitting Sovereign to issue more than 20% of its pre-investment shares to Santander, the Exchange has violated its legal obligations to enforce its own rules and to submit any change in its rules to the Commission for approval.

It is presumably beyond dispute that the Exchange could not change the 20% rule to 21% or 19% without treating this as a change in the rules that requires the prior approval of the Commission.  Indeed, when the Exchange proposed to increase the percentage from 18½% to 20% (after first considering and rejecting a 25% test), it sought the Commission’s approval.(22)

In addition, it should be beyond dispute that the Exchange could not indirectly change the 20% rule, without the Commission’s prior approval, by altering the manner of calculating the denominator used to determine the 20%.  For example, the Exchange could not increase the 20% limit to 24.9% by enabling a listed company to proceed with a transaction on the basis that the 20% test is calculated on a pro forma basis, i.e., after, rather than before, giving effect to the issuance of the new shares.

Likewise, the Exchange cannot indirectly change the 20% rule by altering the manner of calculating the numerator used to determine the 20%.  Yet, that is precisely what the Exchange has done here.  As discussed below, the Exchange has adopted a Treasury Share Exception that changes the calculation of

(21)         This ownership of 19.8% post-transaction equates to approximately 23.7% of the pre-transaction outstanding common stock.

(22)         See SEC Rel. Nos. 34-25944 (July 26, 1988) and 34-26959 (June 23, 1989) and 34-27035 (July 14, 1989).

the numerator to permit Sovereign to issue well over 20% of its outstanding shares to Santander without a shareholder vote.

It is, therefore, beyond question that a Treasury Share Exception represents a change in the rule established by Paragraph 312.03(c).  It is absolutely clear that Paragraph 312.03(c) contains no Treasury Share Exception.  Further, it is not contained in any formal release by the Exchange or, to our knowledge, mentioned anywhere in the regulatory history of Paragraph 312.03(c) (or its predecessors) or in any readily available, official pronouncement by an Exchange spokesperson.  Apparently the Exchange was also unable to locate the origin or basis for the Treasury Share Exception, as it did not cite either in the December 14 Letter.  As discussed below, the Treasury Share Exception is not just a minor exception; rather, it makes a dead letter of the 20% rule because it effectively removes any percentage limit.  We cannot imagine that such a profound exception that circumvents the rule would be operational without explicit authority or basis.

C.            Outline of the Treasury Share Exception

As set forth in the December 14 Letter, the Exchange is relying on the Treasury Share Exception for its conclusion that Paragraph 312.03(c) is not violated by the proposed Sovereign-Santander transaction.  Under this exception, treasury shares issued by Sovereign to Santander would not be counted as shares issued.

A hypothetical example might be helpful to illustrate how a Treasury Share Exception would operate.  Assume that a listed company had 100x shares outstanding.  Under the Exchange’s 20% rule as written, the company could not issue more than 19.9x shares in a transaction.  If there were, however, an exception for treasury shares, the company could issue 19.9x shares plus any treasury shares that it then had or later acquired.  This enables the listed company to exceed, potentially far exceed, the 19.9% limit.

D.            Exchange Arguments

In the December 14 Letter, the Exchange maintains that a “Treasury Share Exception” is justified on three bases:  (i) there are “public references to the treasury share exception” in Commission releases; (ii) it is well known to, and relied upon by, legal practitioners; and (iii) it is the “logical result” of the reference to listing in Paragraph 312.03.  With all due respect, we submit that the weaknesses of these three arguments demonstrate the undeniable invalidity of the Exchange’s position.(23)

1.             Public References.

In an attempt to maintain that the Commission and the public were on notice of a Treasury Share Exception, the Exchange asserts that there are public references to a Treasury Share Exception in Commission releases.(24)  The Exchange cannot, however, cite to a single instance in which a Treasury Share Exception has been discussed publicly in the context of the 20% rule.  The discussions to which the Exchange refers relate to a different rule — one related to stock option/compensation plans.(25)

(23)         Tellingly, the December 14 Letter does not even attempt to address most of the legal arguments made to the Exchange by Relational.

(24)         See the December 14 Letter.

(25)         See the December 14 Letter, citing to SEC Rel. Nos. 34-44141 (March 30, 2001) and 34-48108 (June 30, 2003).

Moreover, the first of the Exchange’s two cited “public references . . . in SEC Releases” can, at best, be termed obscure.  There is, in fact, no reference to a Treasury Share Exception in the Commission’s actual release cited by the Exchange.(26)  The Exchange finds its “public reference” by citing to a footnote in the release that provides that a Task Force Report is part of the public file on the proposed rule change.  It is in that Report, not the release itself, that the reference to a Treasury Share Exception occurs.  We respectfully suggest that the Exchange’s effort to go to such great lengths to find a “public reference” demonstrates that there is none.

The second public reference cited by the Exchange is even more conclusive that a Treasury Share Exception is invalid.(27)  Paragraph 303A.08 of the Manual, which is cited by the Exchange, does not distinguish between issued shares and treasury shares, but between “newly issued” shares and “treasury shares”.  They are combined under the rubric of being “delivered”.  This demonstrates that such terms as “issuance” and “delivery” include, rather than exclude, treasury shares.  Had the Exchange and the Commission intended to omit treasury shares in Paragraph 312.03(c), they would have referred — as they did in Paragraph 303A.08 — to newly issued shares.

Furthermore, as the Exchange notes, this second release refers to the elimination of a treasury share exception from Paragraph 303A.08.  If, as the Exchange argues, the rules for stock options are precedential for the 20% rule, then any treasury share exception should have been eliminated for both.

(26)         See SEC Rel. No. 34-44141 (March 30, 2001).

(27)         See SEC Rel. No. 34-48108 (June 30, 2003).

2.             Reliance by Legal Practitioners.

The Exchange argues that there must be a valid Treasury Share Exception because it has been relied upon by legal practitioners.  We do not see how reliance by legal practitioners on informal guidance from the Exchange can create a valid change in the Exchange’s rules.  Such informal guidance does not substitute for the Exchange’s obligation under Section 19(b)(1) of the Exchange Act to submit any rule change to the Commission for its approval.  Reliance does not change that result.

The Exchange does not attempt to argue that it sought the Commission’s approval for a Treasury Share Exception.  Rather, it maintains that informal, unpublished communications with law firms are sufficient.  We disagree.

Assume, for example, that the Exchange had informally advised several law firms that it would not initiate delisting procedures if the issuance were not more than 10% above the otherwise applicable limit (i.e., 22% of the outstanding) or that the 20% test could be applied on a pro forma basis.  That advice could not substitute for a formal rule change approved by the Commission.  Likewise, a Treasury Share Exception is not immunized from Commission review and approval by advice to law firms.

The Exchange appears to take particular offence that law firms representing Sovereign shareholders have previously availed themselves of the Exchange’s failure to apply its rule in limited situations.(28)  There is, however, no legal estoppel in this case.  The question is whether a Treasury Share Exception

(28)         As noted on multiple occasions in Relational’s original November 8 letter to the Exchange (see pp. 30-32), we were aware of informal advice to that effect.  Such informal advice does not amount to a “statement” by the Exchange or a rule and, as we discussed in that letter, typically arose in very different situations.

was either validly adopted or not — it does not turn on the identity of the parties who raise the question.

Second, there is a serious and fundamental difference between the situations in which most (if not all) of these informal rulings occurred and the present case.  As Relational pointed out in its November 8 letter to the Exchange, the informal advice typically occurred when the listed company was acquiring control of a second company.  There was no issue of the listed company ceding control of itself to a third party by its issuance of shares in these cases.

3.             “Logical Result”.

The Exchange’s third argument appears to be that, because the introductory language to Section 312.03 refers to listing, and treasury shares have already been listed, a “treasury share exception” is the “logical result”.  We do not see how there can be a logical result that is directly contrary to the language of the Manual itself, the clear intent of the Exchange and the Commission, and the express purpose of Paragraph 312.03(c).  Moreover, this “logical result” makes a mockery of the rule by creating a loophole that virtually swallows the rule.

First, the Manual’s own language rejects this argument by making clear that a sale of treasury stock is an “issuance”.  The Manual defines “treasury stock” to mean “[s]tock issued by a company but later reacquired. It may be held in the company’s treasury indefinitely, reissued to the public, or retired.”(29)  Thus, the Manual expressly provides that the resale of treasury shares is an “issuance” of securities.  In addition, as the Exchange itself notes in the December 14 Letter, the

(29)         Manual, Glossary of Frequently Used Terms (emphasis added).

antonym of treasury shares is not issued shares, but newly issued shares; “issuance” includes both.

Furthermore, any effort to create a metaphysical difference between various forms of shares sold to a single purchaser based on the term “issuance” is defeated by the plain meaning of the word.  The term “issuance” is defined as the “action of coming, going or flowing out”.(30)  The origin of what flows out is not relevant to the plain meaning of the term.  Likewise, shares are issued to a purchaser irrespective of whether they are newly issued or reissued; the shares have the exact same rights irrespective of how many times they have been issued or reissued.(31)

Second, although not cited by the Exchange, we believe it relevant to discuss the reference to treasury shares in Paragraph 312.04(c) of the Manual.  Paragraph 312.04(c) provides that, for purposes of determining whether the 20% threshold is met, the listed company may consider:

[o]nly shares actually issued and outstanding (excluding treasury shares or shares held by a subsidiary). . . . Unissued shares reserved for issuance upon conversion of securities or upon exercise of options or warrants will not be regarded as outstanding.

The only plausible reading of this language is to apply it solely to the denominator for the purpose of the 20% rule — i.e., existing treasury shares are not considered when determining the number of shares or voting power outstanding, but any such shares sold or transferred must be considered when evaluating

(30)         See Merriam-Webster’s Collegiate Dictionary, 10th ed.

(31)         It is noteworthy that the Exchange never addresses the plain meaning of its rules.

whether the proposed “transaction or series of related transactions” involves 20% or more of the company’s common stock.  By its terms, the concept of “outstanding” in Paragraph 312.03(c) applies only to the denominator, and the operative phrase in Paragraph 312.04(c) is “issued and outstanding.”  The second sentence of this Paragraph — with its reference to shares “reserved for issuance” — confirms that Paragraph 312.04(c) refers only to the denominator.

Moreover, by its terms, Paragraph 312.03(c) calls for a comparison between the future (the proposed sale of stock) and the past (the pre-transaction number of shares or voting power).  Paragraph  312.04(c) refers only to a past state of affairs — restricting the analysis to “shares actually issued and outstanding”.  Logically, therefore, Paragraph 312.04(c) cannot be construed to apply to any calculation of the proposed number of shares “to be issued” in the future in determining whether a pre-transaction shareholder vote is required by Paragraph 312.03(c).

Indeed, even if Paragraph 312.04(c) can somehow be stretched to apply to the numerator, it does not change the result.  The numerator refers to common stock that “has, or will have upon issuance” and “is, or will be upon issuance.”  After the common stock is issued to Santander, the shares will no longer be treasury shares.  They will be issued and outstanding, and thus must be considered in determining whether the transaction meets the 20% test.

Finally, even if Paragraph 312.04(c), or the introductory reference to “listing” in Section 312.03, could be read as generating ambiguity, every one of the other factors discussed below compels the conclusion that there is no Treasury Share Exception contained or implied in Paragraph 312.03(c).

Third, any distinction that either Sovereign or the Exchange might now seek to draw between unissued stock and treasury stock would contravene the Exchange’s own explanation of the rule.  The Exchange made clear at the time it proposed the current rule that “issuance” of stock simply meant stock sold or transferred by the issuer to a third party, whatever its origin, because the focus of the rule was on the amount of stock acquired in the transaction:

The [Subcommittee on Shareholder Participation and Qualitative Listing Standards of the Exchange (the “Committee”)] believed that staff should be provided greater guidance in determining when there has occurred a change in control.  The Committee concluded that there is a widely held belief that the ownership of 20% or more of the outstanding common stock or voting power of a company whose stock is widely held in most instances constitutes control. (32)

Because the focus is appropriately on ownership, the origin of the shares is irrelevant.  Once again, it is telling that the Exchange does not address the discrepancy between its explanation of Paragraph 312.03(c) and its Treasury Share Exception.

Likewise, as set forth above, both the Exchange and the Commission have stated unequivocally that the rule is designed to gauge the degree of

(32)         SEC Rel. No. 34-25944 (July 26, 1988) (emphasis added).  In fact, as part of the 1988 proposed amendments to Paragraph 312, the Exchange told the Commission that a separate provision in its existing rules that required a shareholder vote on any transaction involving the sale of stock and other assets collectively equal in value to 20% (then 18.5%) of the current market capitalization of the company was unnecessary and should be removed to “enhance[] the objectivity of the overall policy.”  Id.  The Exchange contended that the “value” standard was too subjective and “imprecise,” not that the concept should be eliminated.  Id.  Yet, if treasury shares sold as part of a stock issuance are excluded from the 20% test, the Exchange plainly obliterated this previous voting requirement because the value of those shares would have been considered under the old rule in determining whether a new share issuance, together with the sale of treasury stock, reached the threshold value requiring a vote.  The Sovereign-Santander transaction not only involves the immediate acquisition of nearly 24% of Sovereign’s stock, but an additional investment of $1.2 billion — together amounting to over 40% of Sovereign’s capital.

shareholder dilution requiring a vote – not whether the stock sold was reissued treasury stock or newly issued shares.(33)  Of course, the dilution is identical whether or not the shares are treasury shares, a conclusion not disputed by the Exchange.

Fourth, if the Exchange and Commission had truly intended that there would be an exception for treasury shares, it is inconceivable that this exception would not have been placed in the public purview and debated.  Yet, we are unaware of any statement in the regulatory history that such an exception exists.  Nor does the Exchange cite any.  During the prolonged debate in 1988-89 over the appropriate percentage test, and the related multiple Commission releases, there was no mention of such an exception.  In view of its relevance to which of the three potential percentages under consideration in 1988-89 (18½%, 20% and 25%) should be adopted or readopted, the absence of any reference to such an exception demonstrates that it does not exist.

Fifth, as set forth in both Section 6(b)(5) of the Exchange Act and acknowledged by Paragraph 312 itself, a key purpose of the Exchange’s rules is to protect investors.  A Treasury Share Exception would be directly contrary to this goal, enabling a company to significantly dilute its shareholders and place substantial control blocks in the hands of a new shareholder without a shareholder vote.

(33)         See id.

As set forth in Paragraph 312.01:

Shareholders’ interest and participation in corporate affairs has greatly increased. . . .  Good business practice is frequently the controlling factor in the determination of management to submit a matter to shareholders for approval even though neither the law nor the company’s charter makes such approvals necessary.  The Exchange encourages this growth in corporate democracy.

The rule change incorporated in the Exchange’s authorization for Sovereign to proceed without a shareholder vote could not be more at odds with this objective.  It stifles corporate democracy.  The Exchange cannot defend an action that has this obvious result as a mere interpretation, a minor modification or as previously adopted, particularly given the limited authority of SROs to change their rules by interpretation or practice under Exchange Act Rule 19b-4(c).  It is fundamental, and requires Commission approval.

When Paragraph 312.03(c) is analyzed from the perspective of the shareholder, a dichotomy between newly issued shares and treasury shares becomes not merely nonsensical, but perverse.  In considering whether a transaction is transformational, it is totally irrelevant whether or not the shares are treasury shares.  In considering the level of dilution of existing shareholders, it is totally irrelevant whether or not the shares are treasury shares.  In considering whether a listed company should be able to frustrate the views of a majority of the shareholders, by placing a large block of stock in “friendly hands”, it is totally irrelevant whether or not the shares are treasury shares.

Sixth, and, in our view, conclusively, an exception for treasury shares would make a total mockery of the 20% rule by nullifying its relevance.  Such an exemption would remove virtually any limit on the number of shares that can be issued without a shareholder vote.  For example, if a listed company had treasury shares equal to 20% of its outstanding shares, it could sell shares equal to 39.9% of its outstanding shares to a single buyer without a shareholder vote – twice the amount permitted by the rule itself.  If the available treasury shares were equal to 30% of outstanding shares, the percentage of shares that could be sold to a single purchaser would be 49.9%.  Indeed, the immediate availability of treasury shares is not a ceiling or even an obstacle, because the listed company could go into the market and repurchase shares that then become treasury shares.  The Exchange does not dispute that its “exception” actually swallows the rule.  In these circumstances, we respectfully submit that a Treasury Share Exception could not even meet a “straight face” test.

The Exchange’s interpretation would make a dead letter of not only Paragraph 312.03(c) but Paragraph 312.03(d) as well.  If the reference to “listing” in the introductory language of Paragraph 312 means that only previously unlisted shares are considered for purposes of that Paragraph, then a company could engage in a sale of stock that involved a change of control provided that all (or some substantial part) of the stock consisted of treasury shares.  For example, a company could provide to a purchaser of its stock the egregious control provisions that Sovereign was required to eliminate if it issued only treasury shares.

III.           The Exchange’s Special Control Definition Constitutes a Rule Change

When the Commission and Exchange reaffirmed the continuation of the change-of-control rule of paragraph 312.03(d),(34) there was a substantial body of

(34)         See SEC Rel. No. 34-27035 (June 14, 1989).

precedent as to what “control” meant.  This precedent included decisions by the Commission itself, the courts and the bank regulatory agencies, and involved a variety of regulatory frameworks.  At no time during the prolonged 1988-89 debate over continuation of the change-of-control rule was there a suggestion that the rule be retained under a “control light” approach that differed significantly from this precedent.  Although there was concern about the subjectivity inherent in a control test, the debate was whether to retain the rule at all.  There was no suggestion that the appropriate answer was to impose an abnormal standard.

The Exchange has not denied that its position is inconsistent with relevant precedent, and it has made no effort to suggest that a special definition of control does not constitute a rule change.  Nor could it.  As the Exchange acknowledged in submitting proposed amendments to the Commission in 1988, it must do so for an amendment that “provides definitions”.(35)

Accordingly, the basic question is whether, when the Exchange ruled that Santander would not control Sovereign, its definition of control was sufficiently different from expectations that the Commission’s prior approval was required.  As will now be demonstrated, the Exchange’s view was not merely different.  Rather, it was a total departure from any reasonable expectation that informed investors may have had.

(35)         SEC Rel. No. 34-25944 (July 26, 1988).

A.            Control Factors

It may be helpful at the outset to outline the numerous control factors, present in the amended Investment Agreement, that should compel the conclusion that Santander will gain control of Sovereign.(36)

1.             Santander’s Voting Share Ownership

(i)            Santander has the right to increase its stake immediately, after which Santander’s share ownership will represent 24.99% of the pro forma vote.(37)  Although 5% of those shares must be voted in proportion to the vote of the other shareholders, it is virtually certain that more than 20% will be voted as Santander chooses whenever a shareholder vote is called for.(38)

(ii)           At a 24.99% share ownership level, Santander will be, by far, the largest Sovereign shareholder – almost five times the holding of the current largest shareholder.  Moreover, the Sovereign poison pill (with its unusually low 9.9% “Acquiring Person” trigger) assures that Santander will have at least 2.5 times the holding of any other shareholder because it cannot be modified without Santander’s consent.(39)

(36)         In the November 14 Letter, the Exchange did not attempt to explain how these numerous factors do not result in a finding of control.

(37)         See Sections 2.01 and 2.03 of the Investment Agreement.

(38)         See Sections 8.04(c) and 8.14(a) of the Investment Agreement.

(39)         See Amendment to Rights Agreement, dated as of September 27, 1995, attached to the Company’s current report on Form 8-K/A filed on January 22, 1996.

(iii)          Santander’s 24.99% ownership will increase as a result of stock buy-backs by Sovereign (which Sovereign has said it intends to resume).(40)

(iv)          Following the third anniversary of the investment, if Sovereign rejects an offer made by Santander at any price that Santander chooses, Santander can buy an unlimited amount of Sovereign’s shares.(41)

(v)           Santander is granted preemptive rights at a preferential price to maintain its ownership position.(42)

2.             Santander’s Board Representation

(i)            Santander is entitled to have two of its senior executives serve on the 10-person Sovereign board.(43)

(ii)           The Sovereign CEO has acknowledged that this is a “huge representation”.(44)

(iii)          There are, in fact, three interlocking directors because the Sovereign CEO will serve on the Santander board as well.(45)

(40)         See Section 2.03(a) of the Investment Agreement.

(41)         See Sections 2.03(a), 8.01 and 8.07(b) of the Investment Agreement.

(42)         See Section 2.04 of the Investment Agreement.

(43)         See Section 8.11(a) of the Investment Agreement.

(44)         Transcript of Sovereign CEO’s remarks at the Ryan Beck 2005 Financial Institutions Investors Conference on November 2, 2005.

(45)         See Section 8.11(e) of the Investment Agreement.

(iv)          One Santander designee must be appointed to each Sovereign board committee, including the Audit and Governance Committees for which full independence is required.(46)

3.             Santander’s Purchase of Other Sovereign Securities

(i)            In addition to the common stock, Santander has agreed to purchase up to $600 million in preferred stock and $600 million in debt securities issued by Sovereign to finance its proposed acquisition of Independence Community Bank Corporation.(47)  This will increase Santander’s ownership of Sovereign’s capital well above 40%.

(ii)           The preferred stock and/or debt securities would likely contain other restrictions or rights that provide additional measures of control that should be taken into account in evaluating the transaction.(48)

4.             Santander’s Lock-Up and Lock-Out Features

There are a number of features of the Santander arrangements that largely preclude a third party from even seeking to acquire control of Sovereign.

(i)            Santander has a huge financial advantage over any third-party bidder because it will acquire 24.99% of the shares at a price well below a true control premium and has now obtained a very substantial break-up fee.  In just considering the 24.99% position, Sovereign’s CEO acknowledged that

(46)         See Section 8.11(c) of the Investment Agreement.  Given the nature of the Santander investment, we actually are dubious that Santander executives could ever be found to be independent.

(47)         See Section 6.04 of the Investment Agreement.

(48)         If Sovereign gave any assurances to the Exchange about the terms of these securities, they have not been made public.

“Santander will have an advantage over others [bidders for Sovereign] because they already own 24%.”(49)

(ii)           Although Sovereign publicly disclosed that the transaction is subject to a break-up fee of $200 million, the amendment to the Investment Agreement is drafted so that the break-up fee is a substantial multiple of $200 million. (50)  This would obviously discourage any third party bidder.

(iii)          Prior to the closing, Sovereign cannot respond to any “Acquisition Proposal” from any third party subject to a limited “fiduciary out”, the exercise of which would trigger this very large break-up fee.(51)

(iv)          For five years, Sovereign cannot solicit Acquisition Proposals from any third party, and a response could trigger the break-up fee.(52)

(49)         See Transcript of Sovereign CEO remarks at an investor conference call announcing the Santander transaction (October 25, 2005).

(50)         See Sections 8.03(a), 12.01(e)(vi), 12.02(b) and 13.14 of the Investment Agreement.  Although only the $200 million break-up fee was publicly disclosed by Sovereign, it is also precluded from entering into any agreement with a third party unless the agreement provides that Santander be able to purchase its stock before the closing of the third party transaction.  This provides Santander with a locked-in profit of the difference between its purchase price of $27.00 and the third party purchase price.  Sovereign has acknowledged that $27.00 does not represent a control premium.  If a third party were to pay, for example, $33.50 – which is the midway point between $27.00 and the $40.00 that Sovereign asserts should be its value in three years – the “flip” of the Santander stock to a third party buyer would net Santander a profit of about $580 million.  At a $31.33 third party purchase price (one-third of the difference), Santander would still net about $385 million.

Sovereign spokespersons have been quoted to the effect that Santander could not receive both the $200 million cash break-up fee and the profit on its stock.  Although we think that the amended Investment Agreement permits both, the value of the “flip” alone is likely to be between 16% and 24% of Santander’s investment.

In view of Sovereign’s public announcement and the absence of any corrective press release, it is not clear whether the Exchange was aware of the magnitude of the break-up fee when it approved the transaction.

(51)         See Sections 8.03(a) and 12.02(b) of the Investment Agreement.

(v)           The term “Acquisition Proposal” is very broadly, and very unusually, defined to include not merely an actual proposal but “any indication of interest” about a proposal or even any “inquiry” relating to a proposal.(53)

(vi)          The break-up fee is payable in full whether or not a third party transaction is consummated.(54)  This unusual provision places substantial pressure on Sovereign’s board never to consider a third party proposal.

(vii)         For the first two years after the closing, Santander has a right of first negotiation and a right of first refusal with respect to any Acquisition Proposal.(55)  These rights make it less likely, or even improbable, that any third party would make a proposal.

(viii)        In the third, fourth and fifth years after the closing, Santander has a right of first negotiation and matching rights, thereby again making a third party bid less likely, or even improbable.(56)

(ix)           Although Santander itself will have acquired a large minority position as a potential precursor to full ownership and Sovereign will exempt Santander from all charter and bylaw provisions that would impede the investment, Sovereign cannot respond to any third party proposal or take any

(52)         See Sections 8.03(a)(i), 8.05(a), 8.06(a) and 8.07(a) of the Investment Agreement.

(53)         See Section 1.01(a) of the Investment Agreement.

(54)         See Section 12.02(b) of the Investment Agreement.

(55)         See Sections 8.05(c) and 8.08(b) of the Investment Agreement.

(56)         See Sections 8.06(h), 8.07(e) and 8.08(b) of the Investment Agreement.

similar exemptive action with respect to a similar minority (or larger) minority position.(57)

5.             Insertion of Senior Santander Employees

Santander will place designated employees, with direct reporting to the Sovereign department heads, within each of Sovereign’s financial control, internal audit and risk management departments.(58)  The only restriction on the status of these individuals is that they not be in the most senior position in the department.

6.             Santander’s Special Access to Information

Santander will have special and significant access to Sovereign’s auditors and senior officers, and will receive special and significant financial, operating, budget, regulatory and other information about Sovereign.(59)

7.             Absence of Passivity Commitments

In situations involving the level of Santander’s share ownership, and, indeed, at far lower levels, the banking regulators, including the Federal Reserve and the Office of Thrift Supervision, have required so-called “passivity” commitments to avoid control.(60)  These passivity elements are very similar to items found in privately-negotiated standstill agreements.  Santander has not made a single one of these passivity commitments, and the terms of the Investment Agreement are entirely inconsistent with them.

(57)         See Section 5.06(e) of the Investment Agreement.

(58)         See Section 7.05 of the Investment Agreement.

(59)         See Section 5.02 of the Investment Agreement.

(60)         See, e.g., North Fork Bancorporation re: Long Island Bancorp., Inc., 84 Fed. Res. Bull. 477 (June 1998); 12 C.F.R. Part 574.

8.             Non-Contractual Control

The foregoing is a list of the numerous contractual provisions that subject Sovereign to control by Santander.  Moreover, there is no provision in the Investment Agreement restricting Santander’s ability to request Sovereign to waive the 24.99% limit or any other restriction.  It will be very difficult for Sovereign to refuse a waiver request from a 24.99% shareholder with two board seats and all these other contractual rights, even more so because Santander is one of the world’s largest banks.  In these circumstances:

•               How likely is it that Sovereign would undertake any significant initiative in its management or operations without clearance from Santander?

•               How likely is it that Sovereign’s board would adopt a proposal relating to management or operations opposed by the Santander directors or reject a proposal they had proposed?

•               How likely is it that a Sovereign department head would reject a recommendation from his direct Santander “report” or adopt a proposal over the objection of Santander’s representative?

B.            Modification of the Investment Agreement

As noted in the November 23 Letter, the Sovereign-Santander transaction as originally structured resulted in impermissible control.  Although the Exchange held that Sovereign could proceed without a shareholder vote after several revisions of the transaction, the revisions cited in the November 23 Letter did not change any of the fundamental control elements, but only the most egregious, patently unacceptable, trappings.(61)  The vast majority and most

(61)         See Annex A to Relational’s November 30, 2005 letter to the Exchange.

important of the control elements, including those repeatedly cited in precedential determinations, remain intact.  Indeed, the only provisions eliminated were those that were so far beyond the pale that they are virtually never raised with the regulators or placed before the courts.

The Exchange cited five revisions in the November 23 Letter.  The following chart demonstrates their limited, and indeed in one case counter-productive, effect.

Changes Described by the Exchange and Their Minimal Impact on Control

Change	Impact on Control
The parties will eliminate the prior agreement by Santander to vote for the Sovereign board’s director nominees and against any other nominees.

We do not understand why this change is cited as “address(ing) the (Exchange’s) concern.” By freeing Santander from one of the few limitations on its power, it increases rather than decreases Santander’s control, giving Santander the ability to influence the composition of the board through its large voting block.

The Sovereign board of directors will be afforded a “fiduciary out” during the pre-closing period with respect to any third-party Alternative Transaction Proposal.

Not only is this purported “fiduciary out” chimerical because it requires a determination that could rarely (if ever) be made by the board of a Pennsylvania corporation, but it is accompanied by a huge break-up fee that makes it less, rather than more, likely that a competing bid will be made. In any event, the pre-closing period “no shop” clause was one of the less worrisome elements of “control” over the long-term.

Changes Described by the Exchange and Their Minimal Impact on Control

Change	Impact on Control

Shareholders must vote to approve any “opt out” by Sovereign from Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law of 1988, as amended, which would then permit Santander to increase its voting power above 19.8% (post-investment) of the outstanding shares of Sovereign. Previously, Sovereign alternatively could have sought a change in the Pennsylvania law to result in relief from the 19.9% voting limitation.

We are again surprised that the Exchange could cite this “change” as “adequately addressing” its concerns. The potential that Sovereign could have achieved such a change in Pennsylvania law was, at best, de  minimis. And if Pennsylvania law is changed — at Sovereign’s behest or otherwise — there will be no law to opt-out by vote of Sovereign’s shareholders.

The current incumbent Sovereign directors will not be granted any continuation of their respective terms of office in the event of an acquisition by Santander of Sovereign.

This extraordinary, and truly outrageous, provision had simply served to confirm the already hopelessly conflicted position of the Sovereign board. In any event, there is no provision prohibiting payments or employment in connection with a future transaction – it merely is no longer guaranteed.

The Amendment clarifies that Santander’s director designees will not have an unfettered right to veto any amendments to the Bylaws of Sovereign.

As the Exchange acknowledges, this is only a “clarification” of an otherwise extraordinary provision, not a material change. Because under Sovereign’s governing instruments all by-law changes require approval by a vote of two-thirds of the board or the outstanding shareholders, a holder as large as Santander has an effective veto right for all practical purposes.

Indeed, we believe that one of these revisions – the “trade” of the fiduciary out for the break-up fee – is so one-sided that it suggests that Santander already is controlling Sovereign.  In the first place, as described above, the break-up fee will almost certainly be far greater than Sovereign announced ($200 million) because any transaction with a third party must be conditioned on that party’s agreement to let Santander’s share purchase transaction close before the third party transaction closes.(62)  Depending upon the interpretation of the Investment Agreement and the third party purchase price, the fee would be substantially higher – almost certainly above $300 million and conceivably exceeding $600 million.  Second, in a highly unusual provision, this fee is payable even if the third party transaction is not consummated.(63)  This discourages the Sovereign board from even considering a third party proposal.  Third, Santander’s “right of first closing” affords it a potential blocking position, further discouraging third party acquirors.(64)

C.            Departure from Precedent

The Exchange has not attempted to maintain that its findings are consistent with the normal definition of control employed by the other regulators and the courts.  Nor could it.  As the following chart demonstrates, each of numerous factors present in the Sovereign-Santander transaction has been found by the regulators and the courts to constitute control.(65)  When all these factors are present together, this conclusion is inescapable.

(62)         See Sections 8.03(a), 12.01(e)(vi), 12.02(b) and 13.14 of the Investment Agreement.

(63)         See Section 12.02(b) of the Investment Agreement.

(64)         See Section 13.14 of the Investment Agreement.

(65)         The chart relies most heavily on Federal Reserve determinations because of the Federal Reserve’s vast experience and numerous decisions on control issues.

Regulatory Control Factors

Factor Constituting Control	Regulatory Agency
Share ownership at the 24.9% level without passivity commitments	Federal Reserve;(66) OTS(67)

Share ownership at the 15% level combined with the right to appoint two directors	Federal Reserve;(68) OTS;(69) SEC(70)

Ownership of more than 25% of the capital or nonvoting equity	Federal Reserve(71); OTS(72)

Arrangements that prevent or are likely to frustrate the company’s ability to be sold to a third party	Federal Reserve(73)

Substantial vesting stock ownership combined with a large loan or nonvoting stock	Federal Reserve(74); OTS(75)

(66)         See, e.g., North Fork Bancorporation re: Long Island Bancorp., Inc., 84 Fed. Res. Bull. 477 (June 1998).

(67)         See 12 C.F.R. § 574.4(b).

(68)         See, e.g., Charter One Financial, Inc. re: Gateway American Bank, 84 Fed. Res. Bull. 1079 (December 1998).

(69)         See 12 C.F.R. § 574.4(c)(7).

(70)         See, e.g., In re International Bank, 41 S.E.C. 521, 527 (1963) (Commission found control for purposes of Section 12(d)(2) of the Investment Company Act where, in addition to 17.14% stock ownership, companies had overlapping directorates and several directors of controlling company were officers of controlled company); In re Resources Corp Int’l, 7 S.E.C. 689, 716-718 (1940) (in stop order action under Section 8(d) of the Securities Act, Commission noted “controlling influence” of stockholder who chaired board and “dominated” officers and executive committee).

(71)         See, e.g., Letter of Michael Bradfield to Bruce W. Nichols re: Lloyd’s Bank plc/Weiss, Peck & Greer (August 7, 1987).

(72)         See, e.g., 12 C.F.R. § 574.4(a)(2)(vi).

(73)         See, e.g., 12 C.F.R. § 225.143(c)(3).

(74)         See, e.g., Marine Midland Banks re: First Pennsylvania Corp. (September 26, 1986).

(75)         See, e.g., 12 C.F.R. § 574.4(c)(3).

Factor Constituting Control	Regulatory Agency
Special access to books, records, budget, etc.	Federal Reserve(76)

The investor is much larger than the investee	Federal Reserve(77)

The investor is by a wide margin the largest stockholder	Federal Reserve(78); OTS(79)

Seconded senior employees	Federal Reserve;(80) SEC(81)

D.            Possible Exchange Arguments

The Exchange has not merely failed to explain how its finding on “control” is consistent with the normal meaning of the term as established by consistent precedent.  It has even failed to articulate its rationale, beyond an ex cathedra pronouncement in the November 23 Letter, for a non-control determination.  We believe that the Exchange may seek to make the following arguments.

(76)         See, e.g., Fleet Boston Financial re: North Fork Bancorporation, 86 Fed. Res. Bull. 751 (November 2000).

(77)         See, e.g., Letter of Michael Bradfield to H. Rodgin Cohen re: Schroders plc/Industrial Bank of Japan, Ltd. (July 10, 1986).

(78)         See, e.g., Letter of William W. Wiles to John L. Carr re: The Sumitomo Bank, Ltd./Goldman, Sachs & Co. (November 25, 1986).

(79)         See 12 C.F.R. § 574.4(c)(1).

(80)         See, e.g., Letter of John W. Wixted to Eric S. Robinson re: Warburg Pincus Capital Partners, L.P./Mellon Bank Corporation (July 22, 1988).

(81)         See, e.g., In re Bessemer Securities Co., 13 S.E.C. 281 (1943) (management and operation of other companies in which company was shareholder was sufficient to demonstrate control under Section 2(a)(9) of the Investment Company Act and entitle company to exemptive relief under Section 3(b)(2)).

1.             Precedent Is Irrelevant

The Exchange may seek to argue that the regulatory precedent is irrelevant because this precedent was adopted under different legal regimes with different business purposes.

In the first place, this precedent provides the normal, commonly understood definition of control in regulatory situations.  Certainly, it was precedent with which the Commission was familiar, and the Exchange was presumably familiar, when Paragraph 312.03 was revised in 1988-89 and the control standard was considered at length.  It would have been incumbent upon the Exchange – at that time – to say that it was using a different definition.

Second, and in any event, the purposes have substantial similarity.  The Exchange’s own rule provides for the stockholders to have an opportunity to approve a transaction that will potentially have a significant impact on the future course of the listed company or the rights of shareholders.  Likewise, the regulators want to approve a transaction that has a similar potential impact.

2.             “Control” Requires Control over Day-to-Day Business Operations

Although the Exchange may argue that control in Paragraph 312.03(d) refers to control over the day-to-day operations and management of the company, that approach has been flatly rejected by the regulators.  It is, at the very least, abnormal.

For example, as the Commission noted in a leading decision:  “[T]he word ‘control’ does not mean day-to-day management of the portfolio company, but means rather that major decisions are probably seldom taken without consulting the investment company or its sponsor, or that the control is at least potential and equivalent at all times to unusual influence.”(82)  This is similar to the banking law analyses that look for the presence of a “controlling influence over the management or policies”.(83)

When the Exchange itself decided to retain the control test in 1988-89, it did so recognizing that there would be cases of control where the pro forma ownership of the controlling party would be less than 17%.  It would be extraordinarily rare for control to exist at a shareholder level below 17% if the control test were as narrow as control over daily management and operations.

Finally, the Sovereign CEO has not attempted to deny control, but sought to justify it.

Santander executives “want to be sure that they have control of who the management is in the company where they’ve invested $2.5 billion of their money,” Mr. Sidhu said.(84)

This, of course, it totally understandable.  But the fact that it is reasonable for Santander to seek this protection does not exempt it from a shareholder approval requirement.

(82)         Report on the Study of Investment Trusts and Investment Companies, Control and Influence over Industry and Economic Significance of Investment Companies, H.R. Doc. No. 246, 77th Congr., 1st Sess. 2 (1941), quoted in In re Chicago Corp., 28 S.E.C. 463, 468 (1948) (“[T]he word ‘control’ does not mean day-to-day management of the portfolio company, but means rather that major decisions are probably seldom taken without consulting the investment company or its sponsor, or that the control is at least potential and equivalent at all times to unusual influence.”).  See also, In re M.A. Hanna Co., 10 S.E.C. 581, 589 (1941) (definition of control is not “restricted to cases where a controlling influence in the management and policies of a company is actually exercised; an ability or power to exercise from time to time a controlling influence in the management and policies of a company is ‘control’[.]”

(83)         12 U.S.C. § 1841(a)(2)(C) (Bank Holding Company Act of 1956); see also 12 U.S.C. § 1467a(a)(2) (Savings and Loan Holding Company Act).

(84)         Todd Davenport, Sovereign CEO Says Investors Will Warm to Deals, American Banker, November 1, 2005 (emphasis added).

3.             Two of Ten Directors Is Insufficient

The Exchange may attempt to argue that Santander cannot exercise control within the boardroom because Santander will have only two of ten directors.  This argument is at the least inconsistent with the view of Sovereign’s own chief executive officer, who, in an analyst presentation, referred to these two directors as a “huge representation”, particularly because they were senior officers of a very large bank.(85)

This statement by Mr. Sidhu in fact reflects the practical dynamics of the boardroom that provide control in fact in situations such as this.  How likely is it that a board will reject the position of a 25% shareholder which also has two votes on the board and numerous other control features?

There is one additional factor that provides the Santander directors with inordinate power in the boardroom given the large Santander stake.  As Sovereign has publicly disclosed, its directors can be removed without cause.  So if Santander is unhappy with their performance, it can take action to remove them.  With a 25% share ownership position, a shareholder vote in favor of removal is highly probable.

In any event, we do not need to argue that the two directorships alone constitute control.  In this case, the remaining rights given to Santander must be taken into account as well.

(85)         See Transcript of Sovereign CEO remarks at Ryan Beck 2005 Financial Institutions

4.             Limits of a 25% Stock Ownership Position

Another potential Exchange argument is that, at a 25% share ownership position, Santander would lack the ability to force through shareholder proposals.  In the first place, this argument reads the control test out of the rules.  As the Exchange and the Commission have explicitly recognized, the control test is maintained precisely because a shareholder can exercise control with less than 16.7% of the outstanding stock (i.e. less than 20% of the pre-issuance shares).  Here Santander could have 25% share ownership.

Perhaps even more importantly, a 25% shareholder has very substantial ability to achieve adoption of any shareholder action it chooses.  Assuming a relatively common 80% quorum, a 25% shareholder needs to gain the support of only 16% of the remaining shareholder base to achieve its goal.

5.             Comparable Transactions

The Exchange may attempt to argue that comparable transactions have not been submitted for shareholder approval.  To our knowledge, such an argument would be incorrect.  In each of the transactions where shareholder approval was not sought, the rights of the investor were sufficiently circumscribed so that control did not exist for regulatory purposes.  Examples include Warburg Pincus’s investments in Dime Bancorp and Mellon Bank Corp. and Corporate Partner’s investment in First Bank System.

Conclusion

This is a crucial test of the principles of shareholder democracy and corporate governance reform, as well as the Commission’s oversight of the Exchange’s fidelity to its Commission-approved rules.  If the Sovereign-Santander transaction is permitted to proceed without a shareholder vote, there will be virtually no restraint on listed companies’ ability to thwart their shareholders by placing large blocks of stock and control arrangements with a “friendly” shareholder.

With the Commission’s approval, the Exchange has adopted two rules that independently require a shareholder vote on the Sovereign-Santander transaction.  First, the express terms of Paragraph 312.03(c) plainly state that any transfer to a third party of voting power or common stock equal to 20% or more of the voting power or common stock issued and outstanding prior to the transaction requires shareholder approval without any suggestion in law or logic that this rule can be totally subverted by a Treasury Share Exception.  Second, Paragraph 312.03(d) provides for a shareholder vote for a change of control without any suggestion that “control” should be defined more narrowly than its normally accepted meaning as developed by numerous precedents.  Accordingly, the Exchange’s decision to permit Sovereign to proceed without a shareholder vote represents either an amendment of these rules or a failure to enforce them.

Not only has the Exchange thereby not complied with the Exchange Act; it is permitting Sovereign and Santander to make a mockery of basic principles of shareholder democracy and corporate governance reform.  The Commission must intervene as a matter of both law and principle.

*          *          *

Please call any of the undersigned at (212) 558-4000 with questions or comments.

H. Rodgin Cohen
John T. Bostelman
Mitchell S. Eitel
William J. Williams, Jr.